UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2025

Commission File Number: 001-40614

INTERCURE LTD.

(Translation of registrant’s name into English)

85 Medinat ha-Yehudim Street

Herzliya, 4676670, Israel

Tel: +972 77 460 5012

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

This Report of Foreign Private Issuer on Form 6-K consists of InterCure Ltd.’s (the “Registrant”): (i) press release issued on October 8, 2025, titled “InterCure Reports First Half 2025 Results with NIS 130 Million in Revenue and Positive Operating Cash Flow,” which is attached hereto as Exhibit 99.1; (ii) Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2025, which is attached hereto as Exhibit 99.2; and (ii) Management’s Discussion and Analysis of Financial Condition and Results of Operations as of June 30, 2025, and for the Six Months then Ended, which is attached hereto as Exhibit 99.3.

Exhibit No.
99.1	Press Release issued by InterCure Ltd. on October 8, 2025, titled “InterCure Reports First Half 2025 Results with NIS 130 Million in Revenue and Positive Operating Cash Flow.”
99.2	InterCure Ltd.’s Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2025.
99.3	InterCure Ltd.’s Management’s Discussion and Analysis of Financial Condition and Results of Operation as of June 30, 2025, and for the Six Months then Ended.
101	The following financial information from the Registrant’s Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2025, formatted in XBRL (eXtensible Business Reporting Language): (i) Condensed Consolidated Unaudited Interim Statements of Financial Position, (ii) Condensed Consolidated Unaudited Interim Statements of Profit or Loss and Other Comprehensive Income, (iii) Condensed Consolidated Unaudited Interim Statements of Changes in Equity; (iv) Condensed Consolidated Unaudited Interim Statements of Cash Flows, and (v) Notes to Condensed Consolidated Unaudited Interim Financial Statements.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERCURE LTD.

Date: October 8, 2025	/s/ Amos Cohen
Amos Cohen
Chief Financial Officer